Exhibit 99.1

SANDSTORM GOLD ANNOUNCES 12,500 GOLD EQUIVALENT OUNCES IN Q2, 2016

Vancouver, British Columbia — July 7, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has sold approximately 12,500 attributable gold equivalent ounces1 during the second quarter of 2016. The attributable gold equivalent ounces were delivered to the Company from a portfolio of 20 producing mines, with approximately 75% of the ounces coming from operations run by major and mid-tier mining companies.

It is expected that the Company will release its detailed financial results for the second quarter in early August 2016.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

Note 1

Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178